Exhibit 4.3

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made as of August 1, 2012 (the “Effective Date”), among INERGY, L.P., a Delaware limited partnership (the “Support Provider”), SUBURBAN PROPANE PARTNERS, L.P., a Delaware limited partnership (“Suburban”), and SUBURBAN ENERGY FINANCE CORP., a Delaware corporation (“Finance Corp” and, together with Suburban, the “Issuers”). The Support Provider, Suburban and Finance Corp may hereinafter be referred to individually as a “Party” or collectively as the “Parties.”

RECITALS

WHEREAS, the Support Provider, Inergy GP, LLC, a Delaware limited liability company, Inergy Sales & Service, Inc., a Delaware corporation, and Suburban entered into that certain Contribution Agreement, dated April 25, 2012 (as amended to date, the “Contribution Agreement”);

WHEREAS, pursuant to the indenture, dated August 1, 2012 (the “Senior Notes Indenture”), the Issuers issued $496,557,000 in aggregate principal amount of 7 1/2% senior unsecured notes (the “Initial Supported Debt”) that mature on October 1, 2018 (the “Initial Deemed Maturity Date”) (such Initial Deemed Maturity Date or any Refinancing Deemed Maturity Date (as defined below), a “Deemed Maturity Date”). In accordance with the terms and conditions of this Agreement, the Initial Supported Debt may be refinanced through the issuance of Refinancing Supported Debt (as defined below) (such Initial Supported Debt or any Refinancing Supported Debt, the “Supported Debt”);

WHEREAS, the Supported Debt represents Guaranteed Debt (as defined in the Contribution Agreement);

WHEREAS, in furtherance of the transactions evidenced by the Contribution Agreement, the Support Provider agreed to enter into this Agreement to provide support to the Issuers in furtherance of the Supported Debt, on the terms and subject to the conditions set forth herein; and

WHEREAS, the Support Provider and the Issuers desire to enter into this Agreement and be bound by the terms and conditions set forth herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1. Support. Subject to the terms and conditions of this Agreement, including but not limited to Sections 2 and 3 below, in the event the Issuers shall have failed to pay any principal amount of the Supported Debt when due, the Support Provider hereby agrees to pay directly to, or to the Issuers for the benefit of, the holders of the Supported Debt (“Holders”) an amount up to $496,557,000 of the aggregate principal amount of the Supported Debt that the Issuers have failed to pay (the “Supported Debt Principal Amount”); provided, however, that the Support Provider shall have no obligation to make a payment hereunder with respect to any accrued and unpaid interest or any redemption premium or other costs, fees, expenses, penalties, charges or other amounts of any kind whatsoever that shall be due to Holders by the Issuers, whether on or related to the Supported Debt or otherwise. For the avoidance of doubt, if all or any part of the outstanding principal amount of the Supported Debt is reinstated or reaffirmed in a bankruptcy proceeding or otherwise, the Supported Debt Principal Amount shall include such reinstated or reaffirmed outstanding principal amount, but only to the extent that such reinstated or reaffirmed outstanding principal amount is not already otherwise included in the Supported Debt Principal Amount.

2. Support Payment Conditions. Notwithstanding any other term or condition of this Agreement to the contrary, the Support Provider shall not be obligated to make any payment pursuant to this Agreement unless and until each of the following has occurred: (a) if no bankruptcy proceeding has been commenced with respect to the Issuers, the trustee under the Senior Notes Indenture (“Trustee”) or other Holder(s) of the Supported Debt shall have (i) brought an action in a court of law having proper subject matter jurisdiction against the Issuers to collect the then outstanding principal amount of the Supported Debt, (ii) obtained a final and non-appealable judgment (including a judgment for which any time to appeal has expired) by such court against the Issuers in respect of the Supported Debt and (iii) levied execution of such judgment against the property of the Issuers, and as a result of such execution received less than payment in full in cash or property of the then outstanding principal amount of the Supported Debt, and (b) if a bankruptcy proceeding has been commenced with respect to the Issuers, the closing of the bankruptcy proceeding after its administration under 11 U.S.C. Section 350(a) shall have occurred and (i) Holders shall have received, after all distributions contemplated by such bankruptcy proceeding or otherwise, less than payment in full in cash or property in respect of the then outstanding principal amount of the Supported Debt and (ii) the then outstanding unpaid principal amount of the Supported Debt shall not have been reinstated pursuant to such bankruptcy proceeding. The Support Provider’s support obligations with respect to the Supported Debt satisfying the foregoing conditions, regardless of the situation, shall apply only to the then outstanding principal amount of the Supported Debt minus the sum of (i) any cash payment and property payment received by Holders after all distributions contemplated by such bankruptcy proceeding or otherwise in respect of the principal amount of the Supported Debt and (ii) the principal amount of any reinstated Supported Debt. For these purposes, the value of any payment made in property shall be equal to the fair market value of such property at the time of such payment.

3. Cap. Notwithstanding any other term or condition of this Agreement to the contrary, it is agreed that the Support Provider’s maximum liability under this Agreement shall not exceed the positive difference (if any) between (a) the Supported Debt Principal Amount, minus (b) the sum of (i) all payments of principal made by or on behalf of the Issuers to Holders in respect of the Supported Debt, plus (ii) the fair market value of any property received or cash proceeds collected or any consideration otherwise realized (including by way of set off) by or on behalf of Holders pursuant to, or in connection with, the principal amount of the Supported Debt, including, but not limited to, any property or cash proceeds collected or realized from the exercise of any rights and remedies at law or in equity that Holders may have against either the Issuers or any collateral securing the Supported Debt, plus (iii) the principal amount of any reinstated Supported Debt, plus (iv) the amount of principal otherwise voluntarily discharged by Holders.

4. Termination of Agreement. This Agreement shall remain in effect and will not terminate until the earliest to occur of (a) payment in full of the Supported Debt Principal Amount, (b) payment by the Support Provider of the maximum amount due by the Support Provider under Section 3 hereof, as such amount may be limited by Section 10 hereof and (c) the release of the Support Provider from any liability or obligation under this Agreement pursuant to Section 6(c) hereof.

5. Notices. The Support Provider shall be entitled to receive information regarding, and make reasonable requests for information with respect to, the enforcement actions that the Trustee or Holders have taken against the Issuers with respect to the Supported Debt.

6. Covenants of the Issuers.

(a) Refinancing. Without the prior written consent of the Support Provider, neither Suburban nor Finance Corp shall, prior to August 1, 2014, be entitled to (i) repay any principal amount of the Supported Debt, (ii) refinance all or any portion of the Supported Debt or (iii) exchange all or any portion of the Supported Debt. Notwithstanding the foregoing, no such prior written consent is required if, in the case of each of (i), (ii) and (iii) above, the Issuers simultaneously replace such Supported Debt with at least an equivalent amount of new indebtedness that constitutes a “refinancing” within the meaning Treasury Regulations Section 1.707-5(c) (such new indebtedness, the “Refinancing Supported Debt”) providing for no earlier amortization of principal than the amortization contemplated by the Deemed Maturity Date. For purposes of this Agreement, the actual maturity date(s) of any Refinancing Supported Debt is herein referred to as the “Refinancing Deemed Maturity Date.” Support Provider’s consent pursuant to this Section 6(a) shall not be unreasonably withheld, delayed or conditioned to the extent that granting such consent has no adverse impact on the Support Provider.

(b) Deemed Maturity Date. For the avoidance of doubt, an extension of the actual maturity date(s) of any Supported Debt, including the incurrence of Refinancing Supported Debt with a Refinancing Deemed Maturity Date that is later than the Deemed Maturity Date, shall not extend the Deemed Maturity Date of the Supported Debt.

(c) Termination of the Agreement. On the earlier to occur of (i) the date the Supported Debt has been extinguished (other than in a bankruptcy or other judicial proceeding) or repaid and (ii) the occurrence of a Deemed Maturity Date (provided that no event of default has occurred on or before the Deemed Maturity Date), this Agreement shall terminate, the Support Provider shall be released from any liability or obligation under this Agreement related to the Supported Debt, and the Issuers shall enter into and execute such documents and instruments as the Support Provider may reasonably request in order to evidence such release.

7. Covenants of the Parties to Maintain Tax Treatment. For so long as any Supported Debt is outstanding, the Parties hereto hereby agree that:

(a) Subject to the Support Provider’s compliance with its obligations under Section 8, the Parties intend, solely for tax purposes, that the Support Provider’s share of the

Supported Debt under Sections 1.752-2 and 1.707-5(a)(2)(i) of the Treasury Regulations shall be the entire amount of the Supported Debt. Unless otherwise required by applicable law, the Parties agree to file all tax returns and otherwise act at all times in a manner consistent with such treatment, provided, however, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any tax authority with respect to such treatment, and neither Party shall be required to litigate before any court any proposed deficiency or adjustment by any tax authority challenging such treatment.

(b) Neither Suburban nor Finance Corp shall (i) except as permitted herein, modify any of the Supported Debt so as to eliminate or limit the ultimate recourse liability of the Support Provider with respect thereto, (ii) prior to August 1, 2014, merge or consolidate with, or take any action that would cause Suburban to become, a corporation for U.S. federal income tax purposes or (iii) except as required by the Senior Notes Indenture, cause or permit any other corporation, partnership, person or entity to assume, guarantee, indemnify against or otherwise incur any liability with respect to any Supported Debt.

8. Net Worth of Support Provider.

(a) While this Agreement is in effect, the Support Provider shall own at all times operating assets with a fair market value (net of any indebtedness) equal to or greater than the Supported Debt Principal Amount. Any assets attributable to the direct or indirect ownership of the Support Provider in the Issuers shall be excluded from such amount for purposes of this Section 8(a).

(b) Support Provider shall not make a distribution of cash or property to the extent such distribution would constitute a Fraudulent Conveyance (as defined in Section 10) in light of Support Provider’s obligations under this Agreement or otherwise impair Support Provider’s ability to satisfy its obligations under this Agreement.

9. Waiver of Subrogation. Until the termination of this Agreement, the Support Provider irrevocably waives, relinquishes and renounces any right of subrogation, contribution, indemnity, reimbursement or any claim whatsoever which the Support Provider may have against the Issuers or any other guarantors liable on the Supported Debt arising out of, or in any way connected with this Agreement. This provision will inure to the benefit of and will be enforceable by the Issuers and any such guarantors, and their successors and assigns, including any trustee in bankruptcy or debtor-in-possession.

10. Fraudulent Conveyance. The obligations of the Support Provider under this Agreement shall be limited to the maximum amount as will result in the obligations of the Support Provider under this Agreement not constituting a Fraudulent Conveyance (as defined below). If this Agreement would, but for the application of this sentence, constitute a Fraudulent Conveyance, this Agreement shall be valid and enforceable only to the maximum extent that would not cause this Agreement to constitute a Fraudulent Conveyance, and this Agreement shall automatically be deemed to have been amended accordingly at all relevant times. For purposes of this Section 10, the term “Fraudulent Conveyance” means a fraudulent conveyance under Section 548 of the United States Bankruptcy Code or a fraudulent conveyance or fraudulent transfer under the provisions of any applicable fraudulent conveyance or fraudulent transfer law or similar law of any state, nation or other governmental unit, as in effect from time to time.

11. Cumulative Rights; No Waiver. Each and every right granted to the Issuers hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time subject only to the limitations set forth in this Agreement. No failure on the part of the Issuers to exercise, and no delay in exercising, any right shall operate as a waiver thereof, nor shall any single or partial exercise by the Issuers of any right preclude any other or future exercise thereof or the exercise of any other right.

12. Amendments; Waivers. Except as otherwise expressly set forth herein, this Agreement may not be modified, amended or waived except by an instrument or instruments in writing signed by each of the Parties hereto. The Parties hereby agree that no provision of Section 1 of this Agreement may be modified, amended or waived if such modification, amendment or waiver would materially and adversely reduce the benefits to the noteholders or lenders under the Senior Notes Indenture, or any subsequent indenture, instrument or agreement governing Refinancing Supported Debt, of the support contemplated by Section 1 with respect to the Supported Debt or Refinancing Supported Debt.

13. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns. Nothing in this Agreement shall prevent a Party hereto from merging or consolidating with or into any other person so long as the surviving person agrees to be bound by the terms of this Agreement and such merger or consolidation is otherwise in compliance with the terms of this Agreement.

14. General Partner as Third Party Beneficiary. To the extent that any partner of Suburban is required to make, and makes, a payment to the Holders with respect to Supported Debt, such partner shall be a third party beneficiary of this Agreement and have the the same rights that the Holders would have under this Agreement with respect to such payment.

15. Notices. Any and all notices, requests or other communications hereunder shall be given in writing and delivered by: (a) regular, overnight, registered or certified mail (return receipt requested), with first class postage prepaid; (b) hand delivery; (c) facsimile transmission; or (d) overnight courier service, if to the Support Provider, at the following address or facsimile number for the Support Provider:

Inergy, L.P.

Two Brush Creek Boulevard

Suite 200

Kansas City, Missouri 64112

Attention: General Counsel

Facsimile Number: (816) 531-4680

if to the Issuers, at the following address or facsimile number for the Issuers:

Suburban Propane Partners, L.P.

240 Route 10 West

Whippany, New Jersey 07981

Attention: General Counsel

Facsimile Number: (973) 525-5994

or at such other address or number as shall be designated by the Support Provider, Suburban or Finance Corp in a notice to the other Parties to this Agreement. All such communications shall be deemed to have been duly given: (A) in the case of a notice sent by regular mail, on the date actually received by the addressee; (B) in the case of a notice sent by registered or certified mail, on the date receipted for (or refused) on the return receipt; (C) in the case of a notice delivered by hand, when personally delivered; (D) in the case of a notice sent by facsimile, upon transmission subject to telephone confirmation of receipt; and (E) in the case of a notice sent by overnight mail or overnight courier service, the date delivered at the designated address, in each case given or addressed as aforesaid.

16. Separability. Should any clause, sentence, paragraph, subsection or section of this Agreement be judicially declared to be invalid, illegal or unenforceable in any respect, such decision will not have the effect of invalidating or voiding the remainder of this Agreement, and the part or parts of this Agreement so held to be invalid, illegal or unenforceable will be deemed to have been stricken herefrom, and the remainder will have the same force and effectiveness as if such stricken part or parts had never been included herein.

17. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signatures are physically attached to the same counterpart. Delivery of an executed signature page by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart.

18. Section Headings. Section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

19. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, between the Parties related thereto.

20. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflict of laws provisions.

21. Consent to Jurisdiction; Waiver of Jury Trial. The Parties irrevocably submit to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York County, and any appellate court from any thereof, for the purposes of any proceeding arising out of this Agreement or the transactions contemplated hereby (and each agrees that no such proceeding relating to this Agreement or the transactions contemplated hereby shall be brought by it except in such courts). The Parties irrevocably and unconditionally waive (and agree not to plead or claim) (a) any objection to the laying of venue of any proceeding arising out of this Agreement or the transactions contemplated hereby in any New York State court or federal court of the United States of America sitting in New York County, and any appellate court from any thereof, and (b) any pleading or claim that any such proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties also agrees that any final and non appealable judgment against a Party in connection with any proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY ACTION OR PROCEEDING TO ENFORCE OR TO DEFEND ANY RIGHTS UNDER THIS AGREEMENT SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement is duly executed and delivered by the authorized signatories set forth below, to be effective as of the Effective Date.

INERGY, L.P.

By:	Inergy GP, LLC, its general partner

By:	/s/ John J. Sherman
John J. Sherman
President and Chief Executive Officer

SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Michael J. Dunn, Jr.
Michael J. Dunn, Jr.
President and Chief Executive Officer

SUBURBAN ENERGY FINANCE CORP.

By:	/s/ Michael J. Dunn, Jr.
Michael J. Dunn, Jr.
President

Signature Page to Support Agreement